Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc.  The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

On September 26, 2012, the following was posted to a blog accessible by DigitalGlobe, Inc. employees.

Team Member FAQ Addendum 2 – Second Request

1.	What is HSR approval?

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The combination is subject to review by federal antitrust authorities, and cannot be completed until certain information has been provided to the Federal Trade Commission (FTC) and the Antitrust Division of the U.S. Department of Justice (DOJ), and a required waiting period has expired or has been terminated.

The Hart–Scott–Rodino Antitrust Improvements Act of 1976 (known commonly as the HSR Act) is a set of amendments to the antitrust laws of the United States.  The HSR Act provides that parties must not complete certain mergers, acquisitions or transfers of securities or assets until they have made a detailed filing with the U.S. Federal Trade Commission and Department of Justice and waited for those agencies to determine that the combination will not adversely affect U.S. commerce under the antitrust laws.

2.	What is a second request?

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A “second request” simply means that DOJ requires more information from us to complete their regulatory review.  The issuance of a “second request” extends the waiting period for HSR clearance until 30 days after we substantially comply with that request.  This is a standard aspect of the regulatory process, and we will continue to work cooperatively with the DOJ as it conducts its review of the proposed combination.

3.	Does a second request reduce DigitalGlobe’s desire to combine with GeoEye?

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We remain committed to combining the two companies, and we believe the additional information we will provide will be helpful to moving the process forward.  We are making major strides in our combination planning and remain focused on a successful and seamless combination with GeoEye.  Our goal of creating a global leader in earth imagery and geospatial analysis that advances us towards our vision and helps us even better fulfill our purpose is well under way, and we are generating incredible momentum.

4.	Does the second request mean that the combination is less likely to be approved by the DOJ?

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No.  It’s important to note that this doesn’t represent a decision by the DOJ on our proposed combination.  Issuance of a second request merely indicates that the DOJ wishes to continue its review beyond the initial 30 days provided by the HSR Act or obtain information beyond that provided in the initial HSR filing.

5.	Does DigitalGlobe expect the DOJ to approve the combination?

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We wouldn’t have agreed to combine if we didn’t think we could get regulatory approval and that it made sense for the nation.  We remain confident that there are no regulatory hurdles that we cannot overcome.

6.	In addition to the DOJ, are there other regulatory agencies that we need approval from in order to complete the combination?

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As part of the process of the combination and in order for it to be complete, DigitalGlobe and GeoEye must also acquire approval from the Federal Communications Commission (FCC), the National Oceanic and Atmospheric Administration (NOAA).  DigitalGlobe and GeoEye shareholders also need to vote to approve the combination.

7.	Can you explain how and why we obtain FCC approval?

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Both DigitalGlobe and GeoEye are subject to regulation by the FCC under the Communications Act of 1934, as amended.  Each company holds a number of licenses issued by the FCC for the operation of our respective satellites and earth-bound transceivers.  The FCC must approve the transfer of control of GeoEye’s licenses to DigitalGlobe as a result of the combination.

On August 17, 2012, DigitalGlobe and GeoEye both filed applications with the FCC for authority to transfer control to DigitalGlobe of the GeoEye licenses. The FCC is expected to release a public notice seeking comment on the consolidated application.

8.	Can you explain what it means to acquire NOAA approval?

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Both DigitalGlobe and GeoEye are subject to regulation by NOAA, under the Land Remote Sensing Policy Act of 1992.  DigitalGlobe and GeoEye both hold a number of licenses issued by NOAA for the operation of our respective remote earth imagery satellite constellations. Any transfer of administrative or operational control of an entity holding NOAA licenses requires prior NOAA consent.

9.	What is the process for shareholder approval for both DigitalGlobe and GeoEye as it relates to the combination?

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DigitalGlobe and GeoEye shareholders will meet separately and vote to approve proposals in order to complete the combination.  DigitalGlobe shareholders are expected to meet later this fall after the SEC approves our combined proxy statement and registration statement and vote to approve our proposal for the issuance of additional DigitalGlobe shares to GeoEye shareholders; and GeoEye shareholders are expected to meet at approximately the same time to approve the combination proposal. The approval of the DigitalGlobe and GeoEye shareholders at the respective meetings is required to complete the combination.

10.	What is the expected timing for the completion of the combination?

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We continue to look forward to be closing the transaction late in the fourth quarter of 2012 or during the first quarter of 2013, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 and June 30, 2012, which are available on the SEC’s website (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of DigitalGlobe and GeoEye that also constitutes a preliminary prospectus of DigitalGlobe.  These materials are not yet final and will be amended.  DigitalGlobe and GeoEye will mail the final joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC’s website (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s website (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, Inc., 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s website (www.geoeye.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to GeoEye, Inc., 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding the interests of the participants in the proxy solicitation is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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